Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 17, 2005	June 18, 2004
Income before income taxes and minority interest (1)	$254	$311
(Income) loss related to equity method investees	(1)	29

	253	340
Add/(deduct):
Fixed charges	94	91
Interest capitalized	(11)	(7)
Distributed income of equity method investees	16	2
Minority interest in pre-tax loss	14	14

Earnings available for fixed charges	$366	$440

Fixed charges:
Interest expensed and capitalized (2)	$56	$53
Estimate of interest within rent expense	38	38

Total fixed charges	$94	$91

Ratio of earnings to fixed charges	3.9	4.8

(1)	Reflected in income before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $81 million, and net earn-out payments made of $1 million for the twenty-four weeks ended June 17, 2005; and equity in losses of $28 million, an operating loss of $30 million, and net earn-out payments received of $9 million for the twenty-four weeks ended June 18, 2004.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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